Registration No.

SECURITIES AND EXCHANGE COMMISSION

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FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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ARGUSS COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

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Delaware (State or other jurisdiction of incorporation or organization)	02-0413153 (I.R.S. Employer Identification No.)

One Church Street
Rockville, Maryland 20850
(301) 315-0027

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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Rainer H. Bosselmann Chairman of the Board and Chief Executive Officer Arguss Communications, Inc. One Church Street Rockville, Maryland 20850 (301) 315-0027	Richard A. Krantz, Esq. Robinson & Cole LLP Financial Centre 695 East Main Street Stamford, Connecticut 06901 (203) 462-7500

(Names, addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

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Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective when warranted by market conditions and other factors.

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          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box.  ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price*	Amount of Registration Fee
Common Stock, $.01 par value per share	630,730	$3.68	$2,321,086	$581

  * Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(h) and Rule 457(c), on the basis of the average of the bid and asked prices of the Registrant's Common Stock on the New York Stock Exchange on December 14, 2001.

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          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION

DATED December 17, 2001

PROSPECTUS

ARGUSS COMMUNICATIONS, INC.

630,730 Shares Common Stock, par value $.01 per share

          This prospectus constitutes a prospectus of Arguss Communications, Inc., a Delaware corporation (the "Company"), with respect to the registration for resale under the Securities Act of 1933, as amended (the "1933 Act"), of an aggregate of 630,730 shares of the Common Stock, par value $.01 per share of the Company (the "Common Stock"), consisting of shares of Common Stock held by Terry Klein (the "Selling Shareholder").

          The shares of Common Stock of the Company offered hereby (the "Shares") may be sold from time to time by the Selling Shareholder in brokers' transactions at prices prevailing at the time of sale or as otherwise described in "Plan of Distribution." The Company will not receive any of the proceeds from the sale of the Shares.

          This Prospectus has been prepared for the purpose of registering the Shares under the 1933 Act to allow future sales by the Selling Shareholder to the public without restriction. To the knowledge of the Company, the Selling Shareholder has made no arrangement with any brokerage firm for the sale of the Shares. The Selling Shareholder may be deemed to be an "underwriter" within the meaning of the 1933 Act. Any commissions received by a broker or dealer in connection with sales of the Shares may be deemed to be underwriting commissions or discounts under the 1933 Act.

          The Shares have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the states in which such transactions occur, or the existence of an exemption from registration.

          The Common Stock of the Company, including the Shares, is listed on the New York Stock Exchange (the "NYSE"). The last reported sale price on the NYSE on December 14, 2001, was $3.68 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is December ______, 2001

INVESTMENT CONSIDERATIONS

          Industry.  The Company is involved in the construction industry, which can be negatively affected by rises in interest rates, downsizings in the economy, and general economic conditions. In addition, the Company's activities are hampered by weather conditions and an inability to plan and forecast activity levels.

          Variable Rate Debt.  At September 30, 2001, the Company had approximately $72.5 million in variable rate debt with interest rate adjustments based on LIBOR. Any general increase in interest rate levels will increase the Company's cost of doing business. As a result of continued softness in our business, the Company was in violation of certain financial covenants in its syndicated credit facility. The Company has entered into a forbearance agreement with its lenders and is currently negotiating a permanent restructuring of its syndicated credit facility.

          Growth by Acquisition. A significant portion of the Company's growth in recent years has arisen from the acquisition of other businesses. There can be no assurance that future acquisition will occur or, if they occur, will be capable of being economically integrated with the Company's operations or be beneficial to the Company and its stockholders.

          Customer Concentration. The three largest customers of the Company accounted for approximately 45% of its revenues the nine months ended September 30, 2001. Although the Company considers its relationships with each of these customers to be strong, the loss of one or more of these customers would have a material adverse impact on the Company.

          No Dividends. The Company has not paid cash dividends on its Common Stock since its inception and intends to follow a policy of retaining earnings, if any, to finance the development and expansion of its business. Furthermore, the Company does not anticipate paying dividends on its Common Stock in the foreseeable future. Payment of dividends, if any, will depend on such factors as the future earnings, capital requirements and financial position of the Company, plans for expansion, general economic conditions and other pertinent factors.

AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. The Company files its reports, proxy statements and other information with the Commission electronically. The Commission maintains a Web site that contains reports, proxy and information statements and other information on issuers that file electronically with the Commission. The address of such Web site is "http://www.sec.gov". The Company's Common Stock is listed on the New York Stock Exchange. Reports and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents, filed by the Company with the Commission pursuant to the 1934 Act, are hereby incorporated by reference:

          1.     The Annual Report on Form 10-K of Arguss Communications, Inc. for the fiscal year ended December 31, 2000;

          2.     The Quarterly Reports on Form 10-Q of Arguss Communications, Inc. for the quarterly periods ended March 31, 2001, June 30, 2001, and September 30, 2001; and

          3.     The description of the Company's Common Stock contained in the Registration Statement on Form 8-A dated December 6, 2000, filed pursuant to Section 12 of the 1934 Act (Commission File No. 001-16257).

          Each document filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document; provided, however, that the documents enumerated above or subsequently filed by the Company pursuant to Section 13 of the 1934 Act prior to the filing with the Commission of the Company's most recent Annual Report on Form 10-K shall not be incorporated by reference in this Prospectus or be a part from and after the filing of such Annual Report on Form 10-K.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company has filed with the Commission a Registration Statement (together with any amendments thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such references.

          The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document referred to above which has been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to: Secretary, Arguss Communications, Inc., One Church Street, Suite 302, Rockville, Maryland 20850, (301) 315-0027.

THE COMPANY

          The Company was incorporated under the laws of the State of Delaware on June 1, 1987. The Company conducts its operations through its wholly owned subsidiaries, Arguss Communications Group, Inc. ("ACG") and Conceptronic, Inc. ("Conceptronic"). ACG is engaged in construction, reconstruction, maintenance, engineering, design, repair and expansion of communications systems, cable television and data systems, including providing aerial, underground, wireless and long-haul construction and splicing of both fiber optic and coaxial cable to major telecommunications customers. Conceptronic manufactures and sells highly advanced, computer controlled equipment used in the surface mount electronics circuit assembly industry ("SMT").

SELLING SHAREHOLDER

          This Prospectus serves to register for resale the Shares of Common Stock held by the Selling Shareholder. The Selling Shareholder acquired the Shares of Common Stock in May 2000 pursuant to the acquisition by the Company of U.S. Communications, Inc. The Selling Stockholder was formerly an owner of U.S. Communications, Inc. and received the Shares as part of the consideration for the acquisition by the Company.

          The Selling Shareholder has registered for resale all of the shares of Common Stock beneficially owned by him.

EXPERTS

          The consolidated financial statements and schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by KPMG LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

          The legality of the Shares has been passed upon for the Company by Robinson & Cole LLP, Stamford, Connecticut, counsel for the Company.

PLAN OF DISTRIBUTION

          The Shares to be offered pursuant to this Prospectus are fully paid and nonassessable and will be offered and sold by the Selling Shareholder for his own account. The Company will not receive any of the proceeds from these sales.

          The Selling Shareholder may offer and sell the Shares from time to time in transactions at market prices prevailing at the time of sale, at negotiated prices or otherwise. Sales may be made to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of Shares for whom such broker-dealers may act as agents and/or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

          If required, this Prospectus will be supplemented to set forth a particular offering of Shares to be made, the number of Shares so offered for the Selling Shareholder's account and, if an offering is to be made by or through underwriters or dealers, the names of the underwriters or dealers and the principal terms of the arrangements between the underwriters or dealers and the Selling Shareholder.

          The Selling Shareholder and any broker-dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the 1933 Act.

INDEMNIFICATION

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

          The expenses in connection with the issuance and distribution of the securities being registered are:

Filing Fee - Securities and Exchange Commission	$581

Fee of Company's legal counsel*	$3,000

Independent Accountants' fees*	$1,500

Miscellaneous expenses*	$919

*Total	$6,000

__________________ * Estimated

          The Company will be responsible for the payment of all of the foregoing fees.

Item 15.  Indemnification of Directors and Officers.

          Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which is deemed illegal or obtaining an improper personal benefit. The Company's Certificate of Incorporation, as amended, includes the following language:

          "A director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit."

          Delaware General Corporation Law, Section 145, permits a corporation organized under Delaware law to indemnify directors and officers with respect to any matter in which the director or officer acted in good faith and in a manner he reasonably believed to be not opposed to the best interests of the corporation, and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. The Bylaws of the Company include the following provision:

          "Reference is made to Section 145 and any other relevant provisions of the General Corporation Law of the State of Delaware. Particular reference is made to the class of persons, hereinafter called "Indemnitees", who may be indemnified by a Delaware corporation pursuant to the provisions of such Section 145, namely, any person or the heirs, executors, or administrators of such person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The Corporation shall, and is hereby obligated to, indemnify the Indemnitees, and each of them, in each and every situation where the Corporation is obligated to make such indemnification pursuant to the aforesaid statutory provisions. The Corporation shall indemnify the Indemnitees, and each of them, in each and every situation where, under the aforesaid statutory provisions, the Corporation is not obligated, but is nevertheless permitted or empowered, to make such indemnification, it being understood that, before making such indemnification with respect to any situation covered under this sentence, (i) the Corporation shall promptly make or cause to be made, by any of the methods referred to in Subsection (d) of such Section 145, a determination as to whether each Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was lawful, and (ii) that no such indemnification shall be made unless it is determined that such Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful."

Item 16.  Exhibits
5	•	Opinion and Consent of Robinson & Cole LLP.

23(a)	•	Consent of Independent Accountants.

23(b)	•	Consent of Robinson & Cole LLP is contained in Exhibit 5.

24	•	Power of Attorney (see page II-3).

Item 17.  Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

POWER OF ATTORNEY

          Each person whose signature appears below hereby authorizes any agent for service named in this registration statement to execute in the name of each such person, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to the registration statement, and appoints any such agent for service as attorney-in-fact to sign in each such person's behalf individually and in each capacity stated below and file any such amendments to the registration statement and the registrant hereby also appoints each such agent for service as its attorney-in-fact with like authority to sign and file any such amendments in its name and behalf.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on December 13, 2001.

ARGUSS COMMUNICATIONS, INC. (Registrant) By: /s/ Rainer H. Bosselmann Rainer H. Bosselmann Chairman of the Board and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Rainer Bosselmann Rainer H. Bosselmann	Principal Executive Officer and Director	December 13, 2001

/s/ Arthur F. Trudel Arthur F. Trudel	Principal Financial and Accounting Officer	December 13, 2001

/s/ DeSoto S. Jordan, Jr. DeSoto S. Jordan, Jr.	Director	December 13, 2001

/s/ Daniel A. Levinson Daniel A. Levinson	Director	December 13, 2001

/s/ Garry A. Prime Garry A. Prime	Director	December 13, 2001

/s/ Richard S. Perkins, Jr. Richard S. Perkins, Jr.	Director	December 13, 2001

/s/ James W. Quinn James W. Quinn	Director	December 13, 2001

/s/ Peter L. Winslow Peter L. Winslow	Director	December 13, 2001